UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Celcuity Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

15102K 100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15102K 100	13G	Page 2 of 8

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) GAGNON SECURITIES LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		465,398
	7.	sole dispositive power		0
	8.	shared dispositive power		473,151
9.	aggregate amount beneficially owned by each reporting person			473,151
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			4.6%
12.	type of reporting person (See Instructions)			IA, BD

CUSIP No. 15102K 100	13G	Page 3 of 8

1.	Names Of Reporting Persons GAGNON ADVISORS, LLC

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares beneficially owned by each reporting person with:	5.	sole voting power		0
	6.	shared voting power		141,811
	7.	sole dispositive power		0
	8.	shared dispositive power		141,811
9.	aggregate amount beneficially owned by each reporting person			141,811
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			1.4%
12.	type of reporting person (See Instructions)			IA

CUSIP No. 15102K 100	13G	Page 4 of 8

1.	Names Of Reporting Persons NEIL GAGNON

2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only

4.	citizenship or place of organization USA
number of shares beneficially owned by each reporting person with:	5.	sole voting power		64,830
	6.	shared voting power		637,451
	7.	sole dispositive power		64,830
	8.	shared dispositive power		648,980
9.	aggregate amount beneficially owned by each reporting person			713,810
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			6.9%
12.	type of reporting person (See Instructions)			IN

CUSIP No. 15102K 100	13G	Page 5 of 8
Item 1.

(a)	Name of Issuer:	Celcuity Inc.

(b)	Address of Issuer’s Principal	16305 36th Avenue North
	Executive Offices:	Suite 100 Minneapolis, MN 55446

Item 2.

(a)	Name of Person Filing:

Neil Gagnon has sole voting and dispositive power over 64,830 shares of the Issuer’s Common Stock, $0.001 par value per share (the “Common Stock”). In addition, Mr. Gagnon has shared voting power over 637,451 shares of the Issuer’s Common Stock and shared dispositive power over 648,980 Common Stock.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC (“GS”), an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice. As of June 26, 2020, GS and Mr. Gagnon may be deemed to share voting power with respect to 465,398 Common Stock held in the Accounts and dispositive power with respect to 473,151 shares of the Issuer’s common stock held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC (“Gagnon Advisors”), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC (“GIA”), a private investment fund, may be deemed to share voting and dispositive power with respect to the 141,811 shares of the Issuer’s common stock held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.

(b)	Address of Principal Business Office	1370 Ave. of the Americas, 24th Floor
	or, if none, Residence:	New York, NY 10019

(c)	Citizenship:	Gagnon Securities LLC	Delaware limited liability company
		Gagnon Advisors, LLC	Delaware limited liability company
		Neil Gagnon	USA

(d)	Title of Class of Securities:	Common Stock, $0.001 par value per share

(e)	CUSIP Number:	15102K 100

CUSIP No. 15102K 100	13G	Page 6 of 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 15102K 100	13G	Page 7 of 8
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Gagnon Securities LLC	473,151
		Gagnon Advisors, LLC	141,811
		Neil Gagnon	713,810

(b)	Percent of class:	Gagnon Securities LLC	4.6%
		Gagnon Advisors, LLC	1.4%
		Neil Gagnon	6.9%

		Calculation of percentage of beneficial ownership is based on 10,296,998 shares outstanding as of November 2, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	64,830

(ii)	Shared power to vote or to direct the vote:	Gagnon Securities LLC	465,398
		Gagnon Advisors, LLC	141,811
		Neil Gagnon	637,451

(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Securities LLC	0
		Gagnon Advisors, LLC	0
		Neil Gagnon	64,830

(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Securities LLC	473,151
		Gagnon Advisors, LLC	141,811
		Neil Gagnon	648,980

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

Items 7 – 9.	Not Applicable.

CUSIP No. 15102K 100	13G	Page 8 of 8

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

NEIL GAGNON

/s/ Neil Gagnon

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Title: Managing Member

GAGNON ADVISORS, LLC

/s/ Neil Gagnon
Name: Neil Gagnon
Title: Chief Executive Officer